

February 8, 2013

VIA E-Mail
Mr. Brian S. Block
Executive Vice President, Chief Financial Officer
American Realty Capital New York Recovery REIT, Inc.
405 Park Avenue, 15th Floor
New York, New York 10022

      Re: **American Realty Capital New York Recovery REIT, Inc.**
              Form 10-K for the year ended December 31, 2011
              Filed on February 29, 2012
              File No. 333-163069

Dear Mr. Brian S. Block:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                  Sincerely,

                  /s/ Kevin Woody

                  Kevin R. Woody
                  Branch Chief